EXHIBIT 5.1

OPINION OF DAVIS POLK & WARDWELL

May 9, 2003

Vitesse Semiconductor Corporation
Attention: Eugene F. Hovanec
741 Calle Plano Camarillo, California 93012

     Re: Registration Statement on Form S-3

Ladies and Gentlemen:

     We are acting as counsel for Vitesse Semiconductor Corporation, a Delaware corporation (the "Company"), in connection with the filing of a Registration Statement (the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of up to 2,100,000 shares of the Company’s common stock (the "Shares"), issuable to the selling stockholders named therein in connection with the acquisition by the Company of APT Technologies pursuant to a Stock Purchase Agreement dated January 31, 2003 by and among the Company, APT Technologies, the selling stockholders and certain other parties (the “Stock Purchase Agreement”).

     The Shares are to be offered by the selling stockholders for sale to the public as described in the Registration Statement. We have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments relating to the sale of the Shares as we have deemed necessary or advisable for the purposes of this opinion.

     Upon the basis of the foregoing, we are of the opinion that the Shares when issued in accordance with the Stock Purchase Agreement, will have been legally and validly issued, and will be fully paid and nonassessable.

     The foregoing opinion is limited to the federal laws of the United States of America and the General Corporation Law of the State of Delaware, including the reported judicial decisions thereunder.

     We consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement.

Very truly yours, /s/ Davis Polk & Wardwell